CONFIRMING STATEMENT

	This Statement confirms that the undersigned, Robert E. McNamara, has authorized and designated each of Scott Way and Denise Cruz to execute and file on the undersigned's behalf all Forms 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of LDR Holding Corporation. The authority of Scott Way and
Denise Cruz under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 with regard to the undersigned's ownership of or transactions in securities of LDR Holding Corporation, unless earlier revoked in writing. The undersigned acknowledges that neither Scott Way nor Denise Cruz is assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.



Date:  September 6, 2013				/s/ Robert E.
McNamara
								Robert E. McNamara